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SEC FILE NUMBER
8-52838

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __ 01/01/2021______ AND ENDING 12/31/21______
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Scott James Group Inc

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.) __

6700 Arlington Blvd.______
(No. and Street)

_ Falls Church (City) VA (State) 22042 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING __

Scott S. James______________ (Name) 703-533-2500 (Area Code – Telephone Number) stockjames@aol.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__AJSH & Co LLP____________________________________
(Name – if individual, state last, first, and middle name)

_A-94/8, Wazipur Industrial Area, Main Ring Road, Delhi-110052
(Address) (City) (State) (Zip Code)

_02/10/2009__________________________________ 3223____________
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, _ Scott S. James_______________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Scott James Group, Inc.____________________, as of __December 31__________, 2021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Himagiri Achanta
Commonwealth of Virginia
Notary Public
Commission No. 7948340
My Commission Expires 6/30/2025

A. Himagiri
Notary Public

Signature: [signature]

Title: President, CCO

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Scott James Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scott James Group, Inc. (the "Company") as of December 31, 2021 and the related statements of operations, changes in member's equity and cash flows for the period through January 1, 2021 to December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period through January 1, 2021 to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission and Schedule II - Computation for Determination of Reserve Requirements and Information related to Possession or Control Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & CO LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
March 1, 2022

Scott James Group, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2021

ASSETS	Allowable	Non-Allowable	Total
Cash	15,285		
Fixed Income	62,131		
Deposits at clearing organizations	28,385		
FINRA Deposit		816	
Prepaid Expenses		520	
TOTAL ASSETS	105,801	1,336	107,137

LIABILITIES & STOCKHOLDER'S EQUITY			
LIABILITIES	AI Liabilities	Non-AI Liabilities	Total
Accounts Payable	21,434	0	21,434
Accrued Expenses	4,212	0	4,212
Long-Term Debt	0	0	0
TOTAL LIABILITIES	25,646	0	25,646

STOCKHOLDER'S EQUITY	
CAPITAL CONTRIBUTED	
Common stock, par value $1, authorized 500 shares, 1 share issued and outstanding	1
Additional Paid-In Capital	328,129
Total Capital Contributed	328,130
ACCUMULATED DEFICIT	-246,639
TOTAL STOCKHOLDER'S EQUITY	81,491
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	107,137

See Notes to Financial Statements

Scott James Group, Inc.
2021 Statement of Operations
For The Year Ending December 31, 2021

REVENUE	
Commissions and fees	$104,124
Gains or losses on firm securities investment accounts	-3,154
Fees for account supervision, investment advisory and administrative services	0
Other revenue	7,424
Gain on extinguishment of Liability (PPP Loan)	8,032
Total Revenue	116,426
EXPENSES	
Employee compensation and benefit	9,462
Commissions	63,679
Finance charges	651
Regulatory fees and expenses	16,578
Other expenses	24,461
Total Expenses	114,831
NET INCOME	$1,595

See Notes to Financial Statements

Scott James Group, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2021

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2020	1	$1	$328,129	-$248,234	$79,895
Net Income				$1,595	$1,595
Additions					$0
Deductions					$0
Balance, December 31, 2021	1	$1	$328,129	-$246,639	$81,490

See Notes to Financial Statements

Scott James Group, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2021
Increase (Decrease) in Cash

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	1,595
Increase In Accounts Payable	13,703
Increase in Accrued Expenses	(550)
Bond Maturity	0
Net Cash Provided by Operating Activities	14,748
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Contributions	0
Capital Withdrawals	0
Net Cash Provided by Capital Contributions	0
CASH FLOWS FROM FINANCING ACTIVITIES	0
Gain on extinguishment of Liability (PPP Loan)	(8,032)
Net cashflow from financing activity	(8,032)
NET INCREASE IN CASH	6,716
CASH, BEGINNING OF YEAR	75,420
CASH, December 31, 2021	82,136

See Notes to Financial Statements

Scott James Group, Inc.
Investment Securities
31-Dec-21

	Fair Market Value	Cost	Unrealized Gains	Losses
Fixed Income Securities	62,131	60,000	2,131	
Total Investment Securities	62,131	60,000	2,131	
Level 2				
Net Realized Gains			0	
Net Unrealized Gains			2,131	
Total Realized and Unrealized Gains			2,131	

SCOTT JAMES GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS & NET CAPITAL
NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2021

	Schedule I
Total ownership equity from Statement of Financial Condition	81,491
Additions:	
Other	0
Deductions and/or charges:	
Total nonallowable assets from Statement of Financial Condition	1,336
Net capital before haircut on securities positions	80,155
Haircuts on securities:	
Trading and investment secutities	748
Net Capital	$79,407
COMPUTATION OF AGGREGATE INDEBTEDNESS	
Total AI Liabilities from Statement of Financial Condition	25,646
Total aggregate indebtedness	25,646
Percentage of aggregate indebtedness to net capital	32%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum dollar net capital requirement of reporting broker or dealer (1)	50,000
Excess Net Capital	29,407

(1) Operates under (k)(2)ii exemption.

SCOTT JAMES GROUP, INC.
Notes to Financial Statements

Note 1 __Nature of Business and Significant Accounting Policies__
Nature of Business – The Company is a broker-dealer registered with the SEC and is a member of FINRA. The Company acts as an introducing broker and dealer in securities primarily consisting of stocks, bonds, and mutual funds. It clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customer accounts and maintains the records pertaining thereto. The Company's customers consist primarily of individuals located in the Washington, D. C. metropolitan area.

__A Summary of the Company's Significant Accounting Policies Follows:__
Basis of Presentation– These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates – the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Securities – Investment securities valued using level 2 inputs that are based one or more quoted prices in markets that are not active. Changes in this fair value are recognized currently as unrealized gains or losses and included in the statement of operations under the caption "Gains on Investments".

Income Recognition – Commission revenue is recognized when it is received by the Company, based on security transactions recorded on their trade date.

Income Taxes – The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporate income taxes, the shareholder of the S Corporation is taxed on his share of the Company's taxable income. Therefore no provision or liability for federal or state income taxes has been included in the financial statements.

Cash and Cash Equivalents – For purposes of reporting the statement of cash flows, the Company includes only demand deposit accounts as cash on the accompanying statement of financial condition.

Fair Value Measurement and Hierarchy–ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market priced observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the market participants. Assets and liabilities with readily valuable active quote prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price.

SCOTT JAMES GROUP, INC
Notes to Financial Statements

Note 1 Nature of Business and Significant Accounting Policies (Continued)
Fair Value Measurement and Hierarchy (Continued)
Observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed base on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i. e. the "exit price") in an orderly transaction between market participants at the measurement data. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1
Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2
Valuations based on one or more quoted pries in markets that are active or for which all significant inputs are observable, either directly or indirectly.

Level 3
Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors. Including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

Subsequent Events Policy
Subsequent events have been evaluated through March 01, 2022 which is the date the financial statements were issued.

Note 2 Investment Securities

Cost, fair value and aggregate unrealized gains and losses for investment securities measured on a recurring basis at December 31, 2021 are as follows:

	Fair Market Value	Cost	Unrealized Gains	Losses
Fixed Income Securities	62,131	60,000	2,131	-
Total Investment Securities	62,131	60,000	2,131	-

The fair market values of the marketable securities are measured using quoted securities measured on a recurring basis at December 31, 2021 as follows:

	(Level 2)
Net Realized Gains	0
Net Unrealized Gains	2,131
Total Realized and unrealized Gains	2,131

Note 3 Customer Transactions

The Company does not hold customer funds or securities and does not execute open market transactions for its customers. Accordingly, the Company is exempt from the requirement to maintain a 'Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c3-3 based on Paragraph k(2)(ii) of the Rule.

Note 4 Related Party Transactions

The Company shares office facilities and personnel resources with a related party, which is a registered investment advisor that is owned 100% by the Company's president.

The office facilities are owned by an LLC, which is owned 100% by the president of the Company. As part of the operating agreement between the Company and the registered investment advisor, the Company contributes $1,200 towards annual rent, which it pays directly to the LLC.

The Company accrued and paid commissions for $63,679 to its President.

The accounts payable balance at December 31, 2021 reflects $21,434 of commission owed to the president of the Company.

Note 5 Net Capital Requirement
The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that he ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividend paid if the resulting net capital ratio would exceed 10-to-1. At December 31, 2021, the Company had net capital of $79,409 and a net capital requirement of $50,000, with excess net capital of $29,409. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1 at December 31, 2021.

Note 6 Financial Instruments
Off Balance-Sheet Credit Risk - In the normal course of business, the Company's activities involve entering trades on the Pershing, LLC trading platform. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations on the trade(s). The Company's customer securities activities are transacted on a cash basis. As a securities broker and dealer, the Company is engaged in various brokerage activities servicing primarily individual investors. The Company's exposure to credit risk associated obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to complete the trades.

Note 7 Deposit with Clearing Organizations
The Company clears securities transactions with one organization, Pershing, LLC. The Company has a continual $25,000 on deposit with Pershing, LLC and an additional $3,385 on deposit with Pershing, LLC on December 31, 2021.

Note 8 Risk and Uncertainties
The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border closings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. Although certain economic conditions showed signs of improvement toward the end of fiscal 2021, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future.

Note 9 Debt
On May 20, 2020, the Company received loan proceeds in the amount of $8,032 from Fountain Head SBF LLC, pursuant to the Paycheck Protection Program ("PPP") of the CARES Act, which was enacted March 27, 2020. The loan, which is in the form of a Note dated May 20, 2020, matures on May 19, 2022 and bears interest at a rate of 1% per annum, payable monthly commencing on May 19, 2021. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, the PPP loan was forgiven on August 11, 2021 and it is being reflected as Gain on the Extinguishment of Debt in the accompanying statement of income.

SCOTT JAMES GROUP, INC
Notes to Financial Statements

Note 10 Recently Issued Accounting Pronouncements

There were no new accounting pronouncements during the year ended December 31, 2021 that we believe would have a material impact on our financial position or results of operations.

Note 11 Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2021 that would require recognition or disclosure in these financial statements through March 01, 2021, which is the issuance date of these financial statements. There were no subsequent events which would require disclosure in the footnotes to the financial statements.

SCOTT JAMES GROUP, INC.
STATEMENT PURSUANT TO RULE 15C3-3

December 31, 2021

Schedule II

As more fully described in Note 3 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements of possession and control and to maintain a “Special Reserve Accounting for the Exclusive Benefit of Customers” under provisions of SEC Rule 15c3-3 based on Paragraph (k)(2) of the Rule.

See Auditors’ Report on Additional Information

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Scott James Group Inc.

We have reviewed management's statements, included in the accompanying Scott James Group Inc.'s Exemption Report, in which (1) Scott James Group Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
March 1, 2022

Scott James Group, Inc.
For Your Financial Planning & Investment Needs™
6700 Arlington Boulevard · Falls Church · Virginia · 22042
Tel: 703-533-2500 · USA 1-800-846-9350 · Fax: 703-533-8044
E-Mail: scottj@scottjamesgroup.com · stockjames@aol.com

Where Meeting Your Goals Is Our Goal ®

STATEMENT PURSUANT TO RULE 15C3-3

December 31, 2021

Scott James Group, Inc. did not hold customer funds or securities and did not execute open market transactions for its customers. Accordingly, the company is exempt from the requirement to maintain a 'Special Reserve Account for the Exclusive Benefit of Customers' under the provision of SEC Rule 15c3-3 based on paragraph K(2)(ii) of the Rule. That has been so throughout the fiscal year ending December 31, 2021 without exception. Therefore, the Company is permitted to file this Exemption Report.

Executed by the Person who made the oath or affirmation under the SEC Rule 17a-5(e)(2)

AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Independent Accountants' Agreed-Upon Procedures Report on Schedule of Assessment and Payment

To the Members of
Scott James Group Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2021, which were agreed to by Scott James Group Inc. (the "Company"), and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of Form SIPC-7 for the year ended December 31, 2021. The Company's management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards established by the Public Company Accounting Oversight Board (Unites States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries, noting no material differences;
2. Compared the amounts reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2021 as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021 noting no material differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no material differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no material differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJSH & Co LLP

New Delhi, India
March 1, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52838 FINRA DEC
SCOTT JAMES GROUP INC
6700 ARLINGTON BLVD
FALLS CHURCH, VA 22042-2105

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Scott James 703-533-2500

WORKING COPY

2. A. General Assessment (item 2e from page 2) $140.69

B. Less payment made with SIPC-6 filed (exclude interest) (82.54)
07/29/2021
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 58.15

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $58.15

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☑
Total (must be same as F above) $58.15

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scott James Group, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President, CCO
(Title)

Dated the 8th day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2021
and ending 12/31/2021

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 108,394
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	3,154
Total additions	3,154
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	13,956
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $651	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $0	
Enter the greater of line (i) or (ii)	651
Total deductions	14,607
2d. SIPC Net Operating Revenues	$ 93,787
2e. General Assessment @ .0015	$ 140.69
	(to page 1, line 2.A.)